BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2005 and 2004
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at November 14, 2005 and contains certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended September 30, 2005 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2004.

RESULTS OF OPERATIONS
Third Quarter 2005 and 2004
The Company reported a loss of $24.9 million ($0.062 per share) on revenue of $27.1 million for the third quarter of 2005 compared to a loss of $21.6 million ($0.059 per share) on revenue of $24.9 million for the third quarter of 2004. Included in the loss for the third quarter of 2005 was an unrealized derivative loss of $10.9 million, of which $6.4 million related to the Company’s contingent gold forward contracts assigned to the Petrex Mines, resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. For the quarter ended September 30, 2004, the loss of $21.6 million included $25.5 million of unrealized non-hedge derivative losses, partially offset by a realized non-hedge derivative gain of $14.4 million.

Summary of Unaudited Quarterly Results:

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gold revenue	$27,146	$22,357	$21,478	$26,445	$24,852	$21,150	$19,686	$26,716
Mine operating earnings (loss)	$(5,822)	$(5,723)	$(9,274)	$(11,152)	$(4,559)	$(7,782)	$(3,173)	$(1,869)
Net earnings (loss)	$(24,875)	$(12,345)	$(14,816)	$(44,649)	$(21,550)	$745	$(14,161)	$(20,152)
Net earnings (loss) per
common share – basic & diluted	$(0.062)	$(0.031)	$(0.037)	$(0.120)	$(0.059)	$0.002	$(0.040)	$(0.057)
Cash from (to) operations	$(2,103)	$(7,076)	$(8,904)	$(6,203)	$13,636	$(10,757)	$(4,552)	$(2,000)

For the first nine months of 2005, the Company reported a loss of $52 million ($0.13 per share) on revenue of $71 million compared with a loss of $35 million ($0.097 per share) on revenue of $65.7 million in 2004.

Gold revenue
Gold revenue in the third quarter of 2005 improved by 21% compared with the second quarter of 2005 to $27.1 million on sales of 62,753 ounces at an average realized price of $432 per ounce. The increase in revenue over the second quarter of 2005 was due to a 17% increase in the number of ounces of gold sold and also to a 4% increase in the average price realized. The Julietta Mine accounted for $11.3 million (net of hedge losses of $308,000) from the sale of 26,485 ounces of gold at an average price of $428 per ounce while $15.8 million was contributed by the Petrex Mines from 36,268 ounces sold at an average price of $436 per ounce.

In the third quarter of 2004, gold revenue totalled $24.9 million on sales of 63,223 ounces at an average realized price of $393 per ounce. The Julietta Mine contributed $8.5 million (net of hedge losses of $660,000) from 22,670 ounces sold at an average price of $375 per ounce while $16.4 million was contributed by the Petrex Mines from 40,553 ounces sold at an average price of $403 per ounce.

For the nine months ended September 30, 2005, the average price realized was $422 per ounce on revenue of $71 million from 168,049 ounces sold compared to an average price of $392 per ounce on revenue of $65.7 million from 167,251 ounces sold for the first nine months of 2004. The spot price of gold averaged $431 and $401 per ounce for the nine months ended September 30, 2005 and 2004, respectively.

	Third Quarter 2005			Third Quarter 2004
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	26,485	$11,341	$428	22,670	$ 8,505	$375
Petrex	36,268	15,805	$436	40,553	16,347	$403

	62,753	$ 27,146	$432	63,223	$ 24,852	$393

Operations
Total gold production in the third quarter of 2005 was comparable with production from the second quarter of 2005 and was approximately 3% lower than in the same quarter of 2004.

	Third Quarter 2005			Third Quarter 2004
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	24,177	$183	$228	20,689	$186	$221
Petrex*	35,477	$476	$476	40,559	$425	$425

	59,654	$357	$376	61,248	$344	$356

* Excludes any gains from rand denominated put options.

Julietta Mine
The Julietta Mine had another successful quarter surpassing its budget targets for gold and silver production and cash costs per ounce. Gold production for the quarter exceeded budget by 10% and increased by 17% compared with the same period in 2004.

Mine operations have been proceeding very well with production from underground exceeding budget. This has allowed the mill to process higher grade ore from underground in lieu of lower grade surface stockpiles and thus mill head grades have been above budget during the quarter. Underground productivity has increased primarily due to additional equipment being received and placed in operation during the second quarter of 2005 and to improved equipment availability resulting from additional supervision added to the underground and maintenance departments. In addition, increased experience in narrow vein mining methods has also resulted in improving production. In the third quarter of 2005, 43,067 tonnes of ore were milled at Julietta at an average gold grade of 19.06 grams per tonne producing 24,177 ounces of gold at an operating cash cost of $183 per ounce and a total cash cost of $228 per ounce. For the nine months ended September 30, 2005, the Julietta Mine produced 67,417 ounces of gold at an operating cash cost per ounce of $199 and a total cash cost per ounce of $247. The Julietta Mine had operating income of approximately $1 million for the quarter ended September 30, 2005 and an operating loss of approximately $0.4 million for the nine months ended September 30, 2005.

For the quarter ended September 30, 2004, the Julietta Mine had operating income of approximately $648,000 and $3.9 million for the nine months ended September 30, 2004. Gold production was 16% lower and the operating cash cost 34% higher to produce an ounce of gold than in the second quarter of 2004 due mainly to lower gold head grades and significantly lower silver production in the third quarter of 2004. Reconstruction of the warehouse and shop building was also completed during the quarter as was the tailings pond expansion project.

Petrex Mines
The Petrex Mines incurred an operating loss of $3.7 million in the third quarter of 2005 compared with a loss of $3 million in the third quarter of 2004. Gold production from the Petrex Mines totalled 35,477 ounces in the third quarter of 2005 at a total cash cost of $476 per ounce compared to a budget of 45,153 ounces for the quarter at a budgeted cost of $395 per ounce. Actual gold production was 13% lower and total cash cost per ounce was 12% higher compared with the same period in 2004. Adjusting for the South African rand denominated gold put option gains would reduce the total cash cost to $449 per ounce in the third quarter of 2005 (Q3 2004 - $332 per ounce). During the nine months ended September 30, 2005, the Petrex Mines produced 106,647 ounces of gold at a total cash cost of $461 per ounce. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $406 for the nine months ended September 30, 2005.

Gold production from the Petrex Mines in the third quarter of 2005 was 79% of budget, primarily attributable to the poor performance of an underground mining contractor. This contractor did not have sufficient corporate, managerial or financial support to establish efficient mining practices at the four shafts it was operating. Another contractor (“Jongingozi”) performed well during the same period, and has now taken over responsibility for all of the producing shafts at Petrex. Ore delivered from underground was 89% of budget during the quarter. Production from surface operations was increased to help offset the shortages of ore from underground operations, delivering 205,275 tonnes versus a budget of 60,000 tonnes. Lower grade ore from surface operations had the result of pushing the overall average grade even further below budget, but improved the economics of the quarter significantly.

Emphasis is being placed on establishing Jongingozi at the four shafts where production goals have not been met. This is well underway, and improvements are being seen in the performance of these shafts in October. Focus remains on training of key personnel, improving the Shaft Call Factors (difference in the gold grade measured at the mining face and the grade delivered to the mill for processing) at all of the shafts to improve the ore grade delivered to the plant, and increasing production from underground. Mud recovery systems continue to function below forecast rates due to access problems, high inflows of water from other areas and poor ground conditions in the mud areas. Tonnages from the mud pumping continue to gradually increase due to improvements in all of these areas. Infrastructure is being put in place to begin mud production from the #6 shaft area in the fourth quarter to help offset the lower production from the #4 shaft area.

For the third quarter of 2004, gold production at the Petrex Mines totalled 40,559 ounces at a total cash cost per ounce of $425. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $332 in the third quarter of 2004. During the nine months ended September 30, 2004, the Petrex Mines produced 102,470 ounces of gold at a total cash cost of $462 per ounce. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $389 for the nine months ended September 30, 2004.

Refugio Mine
During the third quarter of 2005, the Company’s 50% share of costs at the Refugio Mine relating to preparations for re-commencement of mining operations totalled $3 million (Q3 2004 - $2 million). Final commissioning of the Refugio Mine is underway. Refugio is scheduled to achieve full commissioning and begin contributing to the Company’s gold production profile in the fourth quarter of 2005.

Construction activities continued throughout the quarter, concurrently with the commissioning and operation of the fine crushing plant. Fine crusher production for the third quarter was 2.50 million tonnes compared to a forecast of 2.56 million tonnes. Year-to-date fine crusher production was 2.71 million tonnes versus a forecast of 2.83 million tonnes. Ore grade for the quarter was slightly higher than forecast at 0.91 grams per tonne versus the forecast of 0.83 grams per tonne. Recovered gold from the Refugio Mine for the third quarter was 12,434 ounces (the Company’s 50% share – 6,217 ounces) compared to a forecast of 18,406 ounces. Gold recovery was lower than expected due to the amount of fresh ore tied up in haul roads and as cover over the leach lines during the winter months, and which was therefore not available for leaching. Gold recovered from residual leaching and during the commissioning of the mine is being considered, for accounting purposes, as a credit against Refugio re-start of operation costs recorded in the statement of operations of the Company’s consolidated financial statements.

The total project construction cost estimate remains at $134 million (the Company’s share is 50%), including $34 million for the mine fleet capital lease. Construction activities on the dust collection systems, conveyor covers, buildings and non-critical items have continued through the winter months and should be complete by year end. The automated control system for the crushing circuit is also pending.

Depreciation and depletion
Depreciation and depletion expense increased in the third quarter of 2005 compared with the second quarter of 2005 as a result of a 17% increase in the number of ounces of gold sold during the quarter.

Other
During the quarters ended September 30, 2005 and September 30, 2004, reclamation accretion expense totalled $531,000 and $469,000, respectively.

Other expenses (income)
General and administrative
General and administrative expense was $2.3 million in the third quarter of 2005 compared with $1.6 million in the same period of 2004. General and administrative expense increased in 2005 primarily due to an increase in corporate activity mainly revolving around the Kupol project.

Interest and financing costs
Interest expense totalled $1.3 million in the third quarter of 2005, net of $2.7 million of interest capitalized to property, plant and equipment. Of the $2.7 million of interest capitalized, $2.5 million related to the Kupol property and $217,000 to the Refugio Mine. The main reason for the significant increase in interest, prior to capitalization, from the same quarter one year ago was due to $2 million (Q3 2004 - $197,000) of interest relating to the Kupol bridge loan facility with Bayerische Hypo-und Vereinsbank AG (“HVB”). This facility was established on July 31, 2004 for the continued development of the Kupol project located in north-eastern Russia. In addition, amortization of deferred financing costs of $2.1 million relating to the Kupol bridge loan was capitalized to the Kupol property in the quarter.

In the third quarter of 2004, interest expense totalled $2.1 million, of which $529,000 related to the Petrex project loan, $226,000 to the Julietta project loans, $194,000 to the capital lease of the Refugio mining fleet, and $1.1 million to the accretion expense on the $70 million convertible notes maturing February 26, 2011. Interest expense of $197,000 incurred on the Kupol bridge loan facility was capitalized to property, plant and equipment during the quarter. Amortization of deferred financing costs totalling $1 million in the third quarter of 2004, relating mainly to the Julietta project loans, which was almost twice the amount amortized in the previous two quarters due primarily to the additional amortization required as a result of the earlier than scheduled repayment of the Julietta project loans.

General exploration
General exploration expense in the third quarter of 2005 totalled $185,000 (Q3 2004 - $308,000) from general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
During the quarter ended September 30, 2005, 420,000 stock options were granted with exercise prices that range from Cdn.$2.79 to Cdn.$2.91 per share. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The fair value of the options granted in the quarter was estimated at approximately $289,000 at the date of grant using the Black-Scholes option pricing model. Approximately $123,000 of the $289,000 fair value amount was expensed in the quarter and the remaining $166,000 will be charged to operations over the vesting period. Also included in the stock-based compensation expense was $425,000 relating to options granted during the first and second quarters of 2005 and approximately $52,000 relating to options granted in 2004 that vested in the quarter. As at September 30, 2005, approximately $1.6 million of the fair value of stock options previously granted remains to be expensed.

The Company recorded $763,000 of stock-based compensation expense for the third quarter of 2004 and approximately $3.8 million for the nine months ended September 30, 2004. Of these amounts, approximately $518,000 and $2.4 million, respectively, related to options granted in 2004 and the remainder related to 2003.

Foreign exchange gains and losses
During the third quarter of 2005, the Company recorded a net foreign exchange loss of $794,000 primarily resulting from the appreciation of the South African rand relative to the U.S. dollar as the rand strengthened from 6.6313 at June 30, 2005 to 6.3323 at September 30, 2005. As a result of the Company’s rand denominated monetary liabilities exceeding its rand denominated monetary assets, the appreciation resulted in a foreign exchange loss on translation. Subsequently, the rand has weakened relative to the U.S. dollar and at October 31, 2005 the exchange rate was 6.7030 rand to one U.S. dollar.

During the quarter ended September 30, 2004, the Company recorded a net foreign exchange loss of $12,000. For the nine months ended September 30, 2004, the Company recorded a foreign exchange loss of $1.2 million, the majority of which resulted from the appreciation of the rand relative to the U.S. dollar in the first quarter of 2004.

Derivative gains and losses
In the third quarter of 2005, the Company recorded realized and unrealized losses on derivative instruments totaling $1.6 million and $10.9 million, respectively. The latter resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting and was a result of the increase in the spot gold price from $437 per ounce at June 30, 2005 to $473 per ounce at the end of September 2005.

During the third quarter of 2004, the Company recorded a realized derivative gain of $14.4 million and an unrealized derivative loss of $25.5 million on derivative instruments. On September 24, 2004, in connection with the restructuring of the Petrex debt facilities, the Company liquidated 384,096 ounces of its rand denominated gold put option contracts, maturing between October 2005 and December 2008, and also its Petrex gold lease swap contracts for cash proceeds of $15.3 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the rand put options. The remaining amount of $11.87 million was used to reduce the Petrex tranche A loan balance from $24 million to approximately $12.1 million in the fourth quarter of 2004. The unrealized derivative loss of $25.5 million was a result of the increase in the spot gold price from $396 per ounce at June 30, 2004 to $416 per ounce at the end of September 2004 and the strengthening of the rand relating to the change in the fair value of the contingent forward and rand put option contracts which did not qualify for hedge accounting.

Future income taxes and recovery
The Company’s future income tax expense of $1.1 million in the third quarter of 2005 was the result of an increase in future income tax liabilities associated with the capitalization of interest and financing costs to property, plant and equipment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Notes 1 and 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Use of estimates;
  Impairment assessment of the carrying value of property, plant and equipment;
  Asset retirement obligations;
  Future income tax assets and liabilities;
  Depreciation, depletion and amortization;
  Valuation of derivative instruments; and
  Consolidation of Variable Interest Entities.

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, the costs of site restoration and related obligations.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgment and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold and silver.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 -Consolidation of Variable Interest Entities (“AcG-15”) which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on current or prior year reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the third quarter with cash and cash equivalents of $13 million and a working capital deficiency of $0.8 million compared to cash and cash equivalents of $15.1 million and working capital of $19.7 million in the prior quarter.

On October 5, 2005, the Company closed a financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for gross proceeds of Cdn.$142.7 million. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering upon closing. The proceeds from this equity financing are being used to further advance the Kupol property and for general corporate purposes.

Operating activities
For the most recent quarter, the Company’s cash to operating activities, before changes in non-cash working capital, resulted in a net cash outflow of approximately $4 million, mainly attributable to the Refugio Mine start-up costs and corporate general and administrative expenses. Before changes in non-cash working capital, positive operating cash flow from the Julietta Mine totalled approximately $5.6 million for the quarter whereas operating cash flow from the Petrex Mines was negative $2.2 million.

For the third quarter of 2004, the Company’s cash from operating activities, before changes in non-cash working capital, provided net cash inflow of $14.8 million resulting almost entirely from the close out of derivative instruments (see Derivative gains and losses section). Positive operating cash flow from the Julietta operations totalled approximately $3.6 million for the quarter ended September 30, 2004 whereas cash flow from the Petrex Mines operations was negative $1.4 million in the quarter.

For the nine months ended September 30, 2005 and 2004, cash flow from operating activities before changes in non-cash working capital was a negative $14.4 million and $2.1 million respectively.

Financing activities
On September 6, 2005, the Company announced that it had received conditional commitment letters from its mandated lead arrangers, HVB and Société Générale Commercial and Investment Banking ("SG CIB") for a fully underwritten commercial tranche project loan of $280 million for the construction and development of a mine at its Kupol property. In addition, the Company is nearing completion of negotiations for a second tranche of the project loan of up to $120 million with a group of multilateral and finance institutions. Both tranches of the project loan will be administered by HVB, as documentation and facility agent, and SG CIB as technical agent. The HVB/SG CIB commercial tranche project loan, which is subject to regulatory approval, final documentation and customary closing conditions, is expected to have a seven year term from draw down and be guaranteed by Bema until economic completion. The annual interest rate is expected to be LIBOR plus 2% prior to economic completion, and LIBOR plus 2.5% for two years after economic completion, and then LIBOR plus 3% for the remaining term (each rate is net of political risk insurance). The second tranche of the project loan financing is expected to have terms and conditions similar to the commercial tranche but is expected to have a term of eight years from draw down and will be drawn pro rata with the commercial tranche.

The Company drew down an additional $67.5 million (Q3 2004 - $38 million) on the Kupol bridge loan facility in the third quarter of 2005 and as at September 30, 2005 the $150 million facility from HVB had been fully drawn down. Amounts drawn on the facility above $100 million will mature on March 31, 2006, while the remaining amounts will mature on July 21, 2006. However, the Company intends to refinance the bridge loan facility from the proceeds of the Kupol project construction financing which is expected to be arranged in the fourth quarter of 2005. As a result, the amount owing under the facility has been classified as a long-term liability on the consolidated balance sheet as at September 30, 2005 (in accordance with EIC 122 “Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced”).

During the third quarter of 2005, due to the delayed start-up at the Refugio Mine, the Company’s joint venture partner Kinross Gold Corporation (“Kinross”) agreed to fund 100% of the remaining 2005 cash call requirements in the event that the mine did not process the quarterly budgeted ore tonnes. As a result, Kinross has guaranteed the repayment of a $10 million demand loan facility entered into with Scotiabank Sud Americano by the joint venture during the quarter. As at September 30, 2005, $5.6 million (the Company’s 50% share - $2.8 million) of the facility had been drawn down.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes relating to the recommencement of operations at the Refugio Mine. In the third quarter of 2005, the Company drew down a further $2.25 million, increasing the outstanding balance under the facility to $8.25 million at the end of September 2005.

The remaining $1.5 million principal amount of the Julietta IFC project loan was repaid by the Company on September 15, 2005, being the maturity date of the loan. The Company has now repaid all the Julietta project loans. During the third quarter of 2004, the Company made the scheduled $5.6 million repayment of the Julietta project loans and also prepaid an additional $5.6 million of the Julietta project loans six months ahead of schedule.

During the third quarter of 2005, the Company received proceeds of $156,000 (Q3 2004 - $1.3 million) from the exercise of stock options.

The following are the Company’s contractual obligations as at September 30, 2005:

Contractual obligations	Total	2005	2006	2007	2008	2009	2010+
Long-term debt (1) (3) (4) Capital lease obligations (2) Purchase obligations	$248,387 16,092 29,754	- $1,709 2,750	$155,000 3,414 14,341	$15,380 3,407 4,466	- $3,400 4,843	$ 8,007 4,057 3,354	$70,000 105 -
Total contractual obligations	$294,233	$4,459	$172,755	$23,253	$8,243	$15,418	$70,105

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $53.7 million at September 30, 2005.

(2)

As at September 30, 2005, the Company’s 50% owned joint venture in Chile had entered into capital leases with outstanding balances totalling $27.9 million (the Company’s 50% share - $13.9 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.2 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has assumed principal repayments of $5 million in 2006 and $7.1 million in 2007 in accordance with the original repayment schedule. The Petrex rand denominated working capital loan of $8.0 million (50.7 million rand) is assumed to be repaid in 2009 which is the maximum term of the working capital loan as currently structured.

(4)

As at September 30, 2005, the Company had drawn $150 million on the Kupol bridge loan facility. In accordance with the facility agreement, amounts drawn over $100 million will mature on March 31, 2006, while the remaining amounts will mature on July 21, 2006. The full amount has been classified as long-term on the September 30, 2005 financial statements, since it is the intent of the Company to refinance the facility with a long-term debt facility.

Investing activities

	Third Quarter		Nine Months
Capital expenditures	2005	2004	2005	2004

Kupol development	$55,826	$20,434	$113,534	$32,254
Kupol exploration	$7,309	$11,268	$15,728	$17,963
Refugio construction	$1,559	$6,815	$14,918	$13,728
Julietta Mine	$720	$954	$2,499	$1,484
Julietta exploration	$1,963	$2,609	$5,372	$5,059
Petrex Mines	$1,540	$2,350	$4,272	$6,069
Petrex exploration	$326	$497	$1,102	$1,476
Acquisition, exploration and development	$1,479	$1,785	$4,937	$5,566

On June 3, 2005, the Company announced the results of the Kupol feasibility study. The recently completed feasibility study indicates that development of the Kupol project is technically and economically feasible and contemplates the simultaneous commencement of open pit and underground mining. For the first three years, the mill is estimated to process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three, the mill is estimated to process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. The mine is expected to produce an average of approximately 550,000 ounces of gold per year (100% basis) at an operating cash cost of $47 per ounce and a total cash cost of $88 per ounce for a minimum of 6.5 years (using silver at an assumed price of $5.75 per ounce as a credit against operating costs). The Kupol project is a joint venture between the Company and the Government of Chukotka. On August 30, 2005, the

Company made a payment to the Government of Chukotka in the amount of $14.5 million (representing $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the Kupol feasibility study) and has now acquired its 75% interest in the project. In accordance with the Framework Agreement with the Government of Chukotka, by June 2006 the Company is required to draw down the required construction financing and commence mine construction at the Kupol property, subject to certain conditions. The Company must also make a second payment of $14.5 million to the Government of Chukotka by June 2006.

Activity during the third quarter of 2005 at the Kupol project consisted primarily of continued exploration and development work at the site as well as mobilization of materials and supplies for the 2006 season to the East Siberian sea port of Pevek, Russia. Construction work at the site included completion of the excavation of the permanent man camp site, site road work and the continuation of excavation activities at the airstrip. All scheduled work has been completed or is ahead of schedule. Orocon Inc., the construction contractor, has completed the erection of six 3,000 m3 fuel storage tanks and has poured 3,200 m3 of concrete at the mill and services building. The permanent man camp, mill and services building and the grinding and crushing equipment have all been delivered to Pevek and will be transported to Kupol over the winter road in early 2006. Erection and installation work will begin in the spring when the supplies reach the site. Logistically, a total of 16,000 tons of equipment, materials and supplies have been shipped on four vessels from the port of Everett, Washington, two vessels from the Russian seaport of Vostochniy and one ship from the Russian seaport of Vanino. Also, 4,500 tons of supplies have been shipped on river barges down the Lena River from Ust Kut to Zelënyi Mys, a port on the Kolyma River, which is approximately 400 kms west of Kupol. Road construction to allow transportation of all these supplies to Kupol will begin in the fourth quarter of 2005. In addition to the freight above, the Company will be purchasing approximately 20,000 tons of fuel for use during the winter months and for storage at the site for the remainder of the work to be completed in 2006.

On September 6, 2005, the Company announced additional high grade drill results from its 2005 drill program. A total of 170 holes totaling 40,890 metres of the 45,000 metre drilling program had been completed to that date. Highlights from the exploration program included: the discovery of significant gold and silver mineralization at a depth of 500 metres, which is approximately 270 metres below the previously projected bottom of mineralization in the South and Big Bend zones, indicating that the Kupol vein remains open at depth in these zones; the extension of the North Extension zone a further 300 metres north from the last hole in the 2004 exploration drill program; and the discovery of the Vtoryi II vein, which indicates that high grade mineralization exists outside the main Kupol vein structure. In addition, the 2005 infill drill program was completed and drilling in the Central zone has encountered high grade gold and silver mineralization in areas previously thought to contain unmineralized dykes. Furthermore, drilling in the South Offset zone, 50 to 80 metres east of the main South zone, has intersected very high grade gold and silver values. Results are still pending on several additional holes.

Included in acquisition, exploration and development in the quarter ended September 30, 2005 was approximately $1.1 million (Q3 2004 - $0.7 million) of flow-through exploration expenditures incurred on the Monument Bay property in Canada and $0.3 million (Q3 2004 - $0.6 million) of exploration expenditures incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia.

In August 2004, Bema acquired 2.4 million units of Victoria Resource Corporation (“Victoria”) at a price of Cdn.$1.65 per unit. The units were priced at an 18% premium to the ten day average closing price of the Victoria shares. Each unit was comprised of one common share and one half of a share purchase warrant with each whole warrant exercisable to acquire one additional common share of Victoria at Cdn.$2.25 per share for a two year period. The shares of Victoria were acquired as a long-term investment.

Gold forward and option contracts
The Company has entered into gold forward and/ or silver option contracts, maturing in the following years, to protect against a decline in future metal prices. The following is a summary of the Company’s outstanding gold and silver derivative contracts at September 30, 2005:

	2005	2006	2007	2008-2012

Gold
Forward contracts (ounces)	15,050	43,350	–	162,500
Average price per ounce	$327	$319	$–	$509
Dollar denominated -
Put options purchased
$290 strike price (ounces)	6,504	23,790	21,342	38,646
$390 to $422 strike price (ounces)	14,500	68,000	68,000	38,500
$470 strike price (ounces)	–	–	–	130,750
Call options sold (ounces)	23,500	57,750	59,000	166,000
Average price per ounce	$478	$462	$462	$516
Contingent forwards (maximum)
$350 strike price (ounces)	9,000	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	–	–	–
Average price per ounce	$6.34	$–	$–	$–
Put options purchased (ounces)	150,000	600,000	–	2,700,000
Average price per ounce	$6.34	$6.34	$–	$7.00
Call options sold (ounces)	150,000	600,000	–	2,700,000
Average price per ounce	$7.65	$7.65	$–	$9.50

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 1.8 million ounces of silver at a fixed rate of 2%, expiring throughout the years from 2009 to 2011. During the third quarter of 2005, as part of the hedge program required by the expected Kupol project construction financing, the Company entered into 130,750 ounces of one-to-one gold collars (puts purchased at $470 per ounce/ calls sold at $530 per ounce) and 2.7 million ounces of one-to-one silver collars (puts purchased at $7 per ounce/ calls sold at $9.50 per ounce), and also entered into gold forward contracts consisting of 162,500 ounces at an average price of $509 per ounce.

The Company’s entire committed gold contracts represent approximately 4.4% of the Company’s estimated reserves and measured and indicated resources. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at September 30, 2005 was approximately negative $14.7 million.

Cerro Casale update
On October 4, 2005, the Company announced that, pursuant to the terms of the Compania Minera Casale Shareholders’ Agreement, the Company and Arizona Star had received a certificate from Placer on September 27, 2005 regarding the financeability of the Cerro Casale project. The certificate (“Certificate A”) stated that Placer had determined that the Cerro Casale project was not financeable under the terms of the Shareholders’ Agreement. The Company and Arizona Star questioned the foundation for the issuance of Certificate A and had given Placer notice of default under the Shareholders’ Agreement. If the agreement in principle, described below, is turned into a binding agreement, on effectively the same terms, the dispute reflected in this notice of default will be resolved.

On October 26, 2005, the Company, Arizona Star Resource Corp. (“Arizona Star”) and Placer Dome Inc. (“Placer”) reached a non-binding agreement in principle whereby Placer will sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to the Company and Arizona Star in return for contingent payments. The Company and Arizona Star will jointly pay to Placer $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star. The transaction remains subject to certain conditions including regulatory approval and definitive documentation.

OUTLOOK
The recommencement of production at the Refugio Mine and the continued advancement of the Kupol project have Bema on track for its aggressive production growth. Looking forward, the Refugio Mine is projected to reach full production in the fourth quarter and the Kupol project financing, development and procurement programs are on schedule for the commencement of production in mid 2008. In addition, with the recent positive developments regarding the Cerro Casale project, Bema intends to pursue a partnership with a major mining company to ensure the financing and development of the project in the current robust metals markets.

In addition to the focus on the advancement of its development projects, a high priority for the Company is to optimize and rationalize production from existing operating properties to improve Bema’s financial performance in the near term.

Outstanding Share Data
As at November 14, 2005, there were 451,314,618 common shares outstanding. In addition, there were outstanding 20,393,820 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share, 25,286,650 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007 and 500,000 share purchase warrants exercisable at U.S.$2.80 per share and expiring on April 28, 2010 issued in connection with the April 2005 increase in the HVB bridge loan facility. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company.

Non-GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Third Quarter		Nine months
	2005	2004	2005	2004

Operating costs per financial statements	$23,466	$22,093	$64,678	$61,514
Write-off of deferred stripping costs	-	-	-	(1,716)
Inventory sales adjustment	(1,064)	(271)	1,173	1,180
Cash production costs	$22,402	$21,822	$65,851	$60,978

Gold production (in ounces)	59,654	61,248	174,064	168,044

Total cash cost per ounce of gold production	$376	$356	$378	$363

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.